UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               THE MONY GROUP INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   615337 10 2
                                 (CUSIP Number)

                                 Jeffrey A. Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 20, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 615337 10 2                   13D
--------------------------------------------------------------------------------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Deutsche Bank AG

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
            (a) [ ]
            (b) [X]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*

            WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Germany

                          7     SOLE VOTING POWER

                                See Item 5.
  NUMBER OF SHARES
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
   EACH REPORTING
       PERSON                   See Item 5.
        WITH
                          9     SOLE DISPOSITIVE POWER

                                See Item 5.

                         10     SHARED DISPOSITIVE POWER

                                See Item 5.

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.

    14      TYPE OF REPORTING PERSON*

            BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 615337 10 2                   13D
--------------------------------------------------------------------------------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Deutsche Bank Securities Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
            (a) [ ]
            (b) [X]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*

            WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                          7     SOLE VOTING POWER

                                See Item 5.
  NUMBER OF SHARES
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
   EACH REPORTING
       PERSON                   See Item 5.
        WITH
                          9     SOLE DISPOSITIVE POWER

                                See Item 5.

                         10     SHARED DISPOSITIVE POWER

                                See Item 5.

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            See Item 5.

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            See Item 5.

    14      TYPE OF REPORTING PERSON*

            BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

        This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value (the "Shares"), of the MONY Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1740 Broadway New York, New York 10019.


Item 2.        Identity and Background.

        This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

        The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

        The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest private banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBSI is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Securities Investor Protection Corporation, New York Stock Exchange and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a member of the National Futures Association, Chicago Mercantile Exchange and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

        In addition, in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

        Set forth on Schedules A-1 and A-2 to this Statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

        During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds.

        As of February 20, 2004, Deutsche Bank directly held 2,793,492 Shares. The aggregate consideration (exclusive of commissions) paid by Deutsche Bank for the acquisition of the Shares was $75,883,367.50. As of February 20, 2004, DBSI directly held 14,424 Shares and 6,700 options, which options were at the time immediately exercisable into 100 Shares each (each such option to acquire 100 Shares, an "Option"). The aggregate consideration (exclusive of commissions) paid by DBSI for the Shares was $460,991.04 and for the Options was $9,835.00.

        The funds used by the Reporting Persons to make these acquisitions, and the acquisitions described in Schedule B to this Statement, came from working capital.

Item 4.        Purpose of the Transaction.

        Deutsche Bank acquired 1,193,492 Shares in the ordinary course as part of its proprietary trading activities or on behalf of managed accounts and 1,600,000 Shares as part of risk arbitrage trading strategies in connection with the proposed merger by AXA Financial, Inc., AIMA Acquisition Co. and the Company, providing for the acquisition of the Company by AXA Financial, Inc. (the "Acquisition"). DBSI acquired all of its Shares and 1,700 Options in the ordinary course as part of its proprietary trading activities and 5,000 Options as part of risk arbitage trading strategies in connection with the Acquisition. A shareholder meeting for holders of the Shares has been announced for May 18, 2004 to vote on the proposed merger (the "Shareholder Meeting").

        Each of the Reporting Persons intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions or otherwise. Such actions may also involve voting any Shares at the Shareholder Meeting.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.        Interest in Securities of the Issuer.

        (a-b) On each of February 20, 2004 and May 6, 2004, each of the Reporting Persons directly and beneficially owned the number of Shares (including through the ownership of Options) and the percentage of the Shares outstanding in the table below:


                  -------------------------------------- -- ------------------------------------
                         As of February 20, 2004:                  As of May 6, 2004:

                          Shares*   Percentage**            Shares          Percentage**
   -------------- ----------------- --------------------    --------------- --------------------
   Deutsche Bank        2,793,492           5.5%             3,833,164          7.6%
   -------------- ----------------- --------------------    --------------- --------------------
   DBSI                   684,424           1.4%               571,944          1.1%
   -------------- ----------------- --------------------    --------------- --------------------


        * The number of shares beneficially owned by DBSI as of February 20, 2004 consists of 14,424 Shares and 670,000 Shares underlying 6,700 Options.

        ** The percentage of the Shares outstanding as of February 20, 2004, is based upon the number of Shares outstanding on January 2, 2004 and the percentage of the Shares outstanding as of May 6, 2004, is based upon the number of Shares outstanding on March 8, 2004.

        Deutsche Bank, as the parent of DBSI, may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by DBSI. Accordingly, as of February 20, 2004, Deutsche Bank may be deemed to have beneficially owned an aggregate of 3,477,916 Shares, representing 6.9% of the outstanding Shares, and as of May 6, 2004, Deutsche Bank may be deemed to beneficially own an aggregate of 4,405,108 Shares, representing 8.8% of the outstanding Shares.

        To the best knowledge of the Reporting Person, and except as described in this Statement, neither the Reporting Persons nor any of the persons listed on Schedules A1 and A2 to this Statement beneficially own any securities of the Company.

        (c) Schedule B to this Statement, which is incorporated herein by reference, sets forth the transactions in the Shares effected by each of the Reporting Persons during the period from December 22, 2003 through May 6, 2004. To the best knowledge of the Reporting Persons, and except as described in Schedule B to this Statement, neither the Reporting Persons nor any Person named in Schedules A-1 and A-2 to this Statement has effected any transaction in the Shares since December 22, 2003. The transactions set forth in Schedule B to this Statement were effected on the New York Stock Exchange and/or the OTC market.

        (d) No other person is known by the Reporting Persons to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7.     Material to be filed as Exhibits.

        Not applicable.

                                         SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 7, 2004

                                                  DEUTSCHE BANK AG

                                                  By: /s/ Jeffrey A. Ruiz
                                                      -----------------------
                                                     Name:  Jeffrey A. Ruiz
                                                     Title: Vice President



                                                  DEUTSCHE BANK SECURITIES INC.

                                                  By:  /s/ John Rioux
                                                      -----------------------
                                                     Name:  John Rioux
                                                     Title: Managing Director


                                                  By:  /s/ Christopher J. Mahon
                                                      -----------------------
                                                     Name:  Christopher J. Mahon
                                                     Title: Managing Director

                                    EXHIBIT 1




                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D, dated May 7, 2004, with respect to the common stock, par value $.01 per share, of the MONY Group Inc. (the "Statement") is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Statement. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 7th day of May, 2004.

                            DEUTSCHE BANK AG

                          By: /s/ Jeffrey A. Ruiz
                             ------------------------------
                              Name: Jeffrey A. Ruiz
                              Title: Vice President


                            DEUTSCHE BANK SECURITIES INC.

                          By: /s/ John Rioux
                             ------------------------------
                              Name: John Rioux
                              Title: Managing Director


                          By: /s/ Christopher J. Mahon
                             ------------------------------
                              Name:  Christopher J. Mahon
                              Title: Managing Director

                                  SCHEDULE A-1

                     EXECUTIVE OFFICERS OF DEUTSCHE BANK AG


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of Deutsche Bank. The business address of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

Name                          Business Address             Title                                          Citizenship
--------------------------    -------------------------    --------------------------------------         ----------------
Dr. Josef Ackermann           Deutsche Bank AG             Chairman of the Group Executive                Swiss
                              Taunusanlage 12              Committee and Member of the Board of
                              60325 Frankfurt              Managing Directors, Deutsche Bank AG
                              The Federal Republic of
                              Germany


Dr. Tessen von Heydebreck     Deutsche Bank AG             Member of the Board of Managing                German
                              Taunusanlage 12              Directors, Deutsche Bank AG
                              60325 Frankfurt
                              The Federal Republic of
                              Germany


Dr. Hermann-Josef Lamberti    Deutsche Bank AG             Member of the Board of Managing                 German
                              Taunusanlage 12              Directors, Deutsche Bank AG
                              60325 Frankfurt
                              The Federal Republic of
                              Germany


Dr. Clemens Borsig            Deutsche Bank AG             Member of the Board of Managing                 German
                              Taunusanlage 12              Directors, Deutsche Bank AG
                              60325 Frankfurt
                              The Federal Republic of
                              Germany


                                  SCHEDULE A-2

        EXECUTIVE OFFICERS AND DIRECTORS OF DEUTSCHE BANK SECURITIES INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DBSI. The business address of DBSI is 60 Wall Street, New York, New York 10005.

Name                         Business Address          Title                                 Citizenship
------------------------     ---------------------     -------------------------------       -----------
Michael Colon                280 Park Avenue, New      Business Management and Chief         United
                             York, NY 10017            Operating Officer, Deutsche Bank      States
                                                       Securities, Inc.



Marc Pfeffer                 60 Wall Street            Global Co-head of                     United
                             New York, NY 10005        Collateralization, Deutsche Bank      States
                                                       Securities, Inc.


Charles von Arentschildt     60 Wall Street            President and Chief Executive         United
                             New York, NY 10005        Officer, Deutsche Bank Securities,    States
                                                       Inc.


Seth H. Waugh                60 Wall Street            Chairman, Deutsche Bank Securities,   United
                             New York, NY 10005        Inc.                                  States



Richard W. Ferguson          60 Wall Street            Managing Director and Treasurer,      United
                             New York, NY 10005        Deutsche Bank Securities, Inc.        States



Michael Kiernan              1251 Avenue of the        Managing Director and Chief           United
                             Americas, New York, NY    Operations Officer, Deutsche Bank     States
                             10020                     Securities, Inc.


Christopher J. Mahon         60 Wall Street            Managing Director and Co-Chief        United
                             New York, NY 10005        Compliance Officer, Deutsche Bank     States
                                                       Securities, Inc.


John J. Rioux                60 Wall Street            Managing Director and Co-Chief        United
                             New York, NY 10005        Compliance Officer, Deutsche Bank     States
                                                       Securities, Inc.


Robert M. Broughton          60 Wall Street            Director and Chief Financial          United
                             New York, NY 10005        Officer, Deutsche Bank Securities,    States
                                                       Inc.


Greg Eickbush                60 Wall Street            Director and Chief Operating          United
                             New York, NY 10005        Officer, Deutsche Bank Securities,    States
                                                       Inc.

                                   Schedule B

                                DEUTSCHE BANK AG


                                             Number of
        Date              Buy/Sell            Shares         Price Per Share
   -------------       ------------         ----------      -----------------
     29-Dec-03              Buy                 100              31.66
     29-Dec-03              Buy                 500               31.7
     29-Dec-03              Buy                 900              31.65
     30-Dec-03              Buy                 200              31.68
     30-Dec-03              Buy                 100              31.67
     31-Dec-03              Buy                 500              31.31
     31-Dec-03              Buy                 500              31.34
     31-Dec-03              Buy                 500              31.33
     31-Dec-03              Buy                 300              31.45
     12-Jan-04              Buy                 100              31.35
     12-Jan-04              Buy                 300              31.36
     12-Jan-04              Buy                 300              31.38
     12-Jan-04              Buy                 400              31.33
     12-Jan-04              Buy                 700              31.34
     13-Jan-04              Buy                 700              31.36
     13-Jan-04              Buy                 300               31.4
     13-Jan-04              Buy                 300              31.41
     13-Jan-04              Buy                 300              31.32
     14-Jan-04              Buy                1200              31.41
     14-Jan-04              Buy                 500              31.45
     14-Jan-04              Buy                 500              31.43
     14-Jan-04             Sell                1900               31.5
     23-Jan-04             Sell               17710              31.66
     23-Jan-04              Buy               17710              31.66
     19-Feb-04              Buy             1200000             31.376
     19-Feb-04              Buy              400000             31.166
     20-Feb-04              Buy              240000             31.108
     20-Feb-04              Buy                4658              31.41
     23-Feb-04              Buy              240000             31.108
      3-Mar-04              Buy                4194              31.59
      9-Mar-04              Buy              450000                 30
     16-Mar-04              Buy               15000             31.639
     20-Apr-04              Buy                2489              30.97
      3-May-04              Buy                1818              30.95
      3-May-04              Buy                6882              30.95
      6-May-04              Buy                5099              30.96

                          DEUTSCHE BANK SECURITIES INC.


                                             Number of
        Date              Buy/Sell            Shares         Price Per Share
   -------------       ------------         ----------      -----------------
      7-Jan-04              Buy                 600              31.25
      7-Jan-04              Buy                6600              31.24
      7-Jan-04              Buy                6000              31.25
      9-Jan-04              Buy                 200              31.34
      9-Jan-04              Buy                 200              31.39
      9-Jan-04              Buy               13300              31.35
      9-Jan-04              Buy               36300               31.4
     14-Jan-04             Sell               50000              31.42
     15-Jan-04             Sell               25000              31.49
     15-Jan-04             Sell                5000                 30
     16-Jan-04             Sell              240000                 30
     16-Jan-04             Sell              156800                 30
     23-Jan-04              Buy                3200              31.77
     28-Jan-04              Buy                5000               31.6
      2-Feb-04             Sell               15000              31.66
      3-Feb-04             Sell                 400              31.71
      3-Feb-04             Sell                 800               31.7
      3-Feb-04             Sell               13800              31.66
     20-Feb-04              Buy              250000                 30
     20-Feb-04             Sell                3200                 30
     19-Mar-04              Buy              250000                 30
     19-Mar-04              Buy              170000                 30
     16-Apr-04              Buy              100000                 30